MICHAEL A. LALONDE
c/o Rubicon Minerals Corporation
Suite 902 – 170 University Way
Toronto, Ontario, Canada
M5H 3B3

Phone: 1-416-766-2804

CONSENT

March 26th, 2014

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street,
Vancouver, B.C.
V6C 2V6

And

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

I hereby consent to being named in the Annual Information Form of the Company, dated March 26, 2014 for the fiscal year ended December 31, 2013 (the “AIF”) and to the use of the technical information prepared by me or under my supervision relating to the Company’s Red Lake properties, which information is contained in the AIF and incorporated by reference in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2013.

I also consent to the incorporation by reference of the above information into Rubicon Minerals Corporation’s Registration Statement (No. 333-194076) on Form F-10.

Sincerely,

/s/ “Michael A. Lalonde”

Michael A. Lalonde, P.Eng
President and Chief Executive Officer
Rubicon Minerals Corporation